SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

           Futuremedia's Button Group Grows U.S. Business 50 Percent
                          Per Year Over Last Two Years

                  Event Business in Cannes Increases 25 Percent
                       Per Year Over the Last Three Years

LONDON, Dec. 10 /PRNewswire-FirstCall/ -- Button Group, a Futuremedia plc (Nasdaq: FMDA) company, announced today that it has increased its U.S. revenue by approximately 50 percent per year for the last two years. In addition, Button's event business in Cannes, Eventures, has increased revenue by more than 25 percent per year over the last three years. Button grew these business segments by signing new clients across several industry groups and working with existing clients on additional projects around the globe.

In 2007, notable highlights include new client wins and additional projects delivered in the IT and Telecommunications industries for LogicaCMG, SanDisk, Spansion and SpinVox, in the TV and Entertainment industries for Content Films, Granada, CBS Paramount, NBC Universal, Summit Entertainment, and in other areas, EMAP and PricewaterhouseCoopers. The Button Group currently has 30 IT and Telecom clients, which account for 28 percent of the Company's turnover and 35 TV and Entertainment clients that account for another 29 percent.

"In the U.S. market, the phenomenal 50 percent growth we achieved is a continuation of Button's expansion of existing clients into new territories," stated George O'Leary, CEO, of Futuremedia. "Looking ahead, we also plan to grow our business globally by entering new geographic regions, including, Asia, Africa, Australia, South America and the Middle East, as well as growing market share in new industry sectors such as financial services and pharma/biotech. We also intend to consider strategic acquisitions where there would be a great fix with our existing business."

About Button Group plc

Button Group plc is a leading design, exhibition and events agency with clients that range amongst the telecommunications, finance, property, media and IT industries. Clients include NBC Universal, CBS Paramount, Union Properties, BlackBerry and Lend Lease. Button combines two and three dimensional design to provide creative solutions in the production of innovative exhibition stands and planning events around the World. For more information, visit www.buttonplc.com.

Button Group plc, is a division of Futuremedia plc. Futuremedia plc is a global media company providing online education, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk.



Contact:
Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.
(212) 986-6667

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:    /s/ George O'Leary
    ----------------------------------------
       George O'Leary
       Chief Executive Officer

Date:  December 10, 2007